Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

CME/CBOT MERGER:

THE RIGHT TRADE FOR CBOT

MEMBERS AND SHAREHOLDERS

For additional information, contact	For additional information, contact
DF King & Co., Inc. at 1-800-769-7666	Georgeson, Inc. at 1-866-834-7793

The Choice Is Clear: Vote FOR the CME/CBOT Merger Vote by July 9th!

Forward-Looking Statements This advertisement may contain forward-looking information regarding Chicago Mercantile the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by company, and issues relating to the transaction, could differ materially from those expressed in, or implied performance and the performance of the combined company can be found in their filings with the Securities 31, 2006, their most recent quarterly reports on Form 10-Q and their definitive joint proxy statement/prospectus, should not place undue reliance on forward-looking statements, which speak only as of the date of this no obligation to release publicly any revisions to any forward-looking statements to reflect events or

Additional Information CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and a supplement to the joint proxy statement/prospectus and mail such supplement to CME and CBOT shareholders proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or and the supplement thereto and other documents filed or to be filed by CME and CBOT with the SEC are or will Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the officers is available in CME’s proxy statement for its 2007 annual meeting of shareholders, dated March 17, statement/prospectus, as supplemented, and the other relevant documents filed with the SEC. CBOT and its in connection with the proposed transaction. Information regarding CBOT directors and executive officers is information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.